UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2019

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

8 Aharon Becker

Tel-Aviv, Israel 6964316

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F           ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Financial Results of Publicly Traded Canadian Affiliate for the Fourth Quarter and Annual Results for the Period Ended December 31, 2018

On February 13, 2019 Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that its publicly traded Canadian affiliate, First Capital Realty Inc. (TSX: FCR) (“FCR”), in which the Company holds an ownership interest of approximately 31.3%, had published a report in Canada on February 12, 2019 regarding its financial results for the fourth quarter and the year ended December 31, 2018. A copy of that report of FCR is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibit hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: February 13, 2019	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Report of First Capital Realty Inc. announcing its financial results for the forth quarter and for the year ended December 31, 2018, as published in Canada on February 12, 2019

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